	For the Three Months Ended March 31, 2013		Years Ended December 31,
			2012		2011		2010		2009		2008
	(in thousands)
Fixed Charges:
Interest Charges	$19,599		$51,846		$12,004		$3,593		$2,691		$2,361
Series A Convertible Preferred Stock, cumulative, dividend rate 10%	—		—		—		—		—		735
Series A Convertible Preferred Units of Eureka Hunter Holdings, LLC, cumulative distribution rate of 8.0%	3,114		8,975		—		—		—		—
Series B Convertible Preferred Stock, cumulative, dividend rate 2.75%	—		—		—		131		—		—
Series C Cumulative Perpetual Preferred Stock, cumulative dividend rate 10.25%	2,562		10,248		3,759		2,336		26		—
Series D Cumulative Preferred Stock, cumulative dividend rate 8.0%	4,382		11,698		10,248		—		—		—
Series E preferred stock, cumulative dividend rate 8.0%	1,962		893		—		—		—		—
Total Fixed Charges	$31,619		$83,660		$26,011		$6,060		$2,717		$3,096

Loss Before Taxes and Non-controlling Interest	$(49,554)		$(162,376)		$(77,108)		$(22,128)		$(15,633)		$(11,109)
Fixed Charges (Calculated Above)	31,619		83,660		26,011		6,060		2,717		3,096
Less: Capitalized Interest	(848)		—		—		—		—		—
Earnings	$(18,783)		$(78,716)		$(51,097)		$(16,068)		$(12,916)		$(8,013)

Ratio of Earnings to Fixed Charges with Preferred Dividend (1)	—	(7)	—	(6)	—	(5)	—	(4)	—	(3)	—	(2)

(1)
For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income from continuing operations before income taxes and non-controlling interest, plus fixed charges and amortization of capitalized interest, less capitalized interest. Fixed charges consist of interest incurred (whether expensed or capitalized), amortization of deferred financing costs and an estimate of the interest within rental expense. All reported periods of the calculation of the ratio of earnings to fixed charges exclude discontinued operations.

(2)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2008 by $11.1 million
(3)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2009 by $15.6 million
(4)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2010 by $22.1 million
(5)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2011 by $77.1 million
(6)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2012 by $162.4 million
(7)	Earnings were inadequate to cover fixed charges for the three months ended March 31, 2013 by $49.6 million